SCHEDULE 13G

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
                     Pursuant to Rule 13d-1(b), (c) and (d)
                      and Amendments Thereto Filed Pursuant
                                 to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Spatialight, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   805691 10 2
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805691 10 2              13G                         Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven Becker, co-personal representative of the Estate of
     Isidore A. Becker
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida, United States of America
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           115,000
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,832,243
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         115,000
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,832,243
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,947,243
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     14.7%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

CUSIP No. 805691 10 2              13G                         Page 3 of 6 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Adele Becker, co-personal representative of the Estate of Isidore A. Becker
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Florida, United States of America
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,832,243
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,832,243
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,832,243
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     14.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 6 Pages

Item 1(a)   Name of Issuer:

            Spatialight, Inc., a New York corporation ("Spatialight")

Item 1(b)   Address of Issuer's Principal Executive Offices:

            9 Commercial Blvd., Suite 200, Novato, California 94949

Item 2(a)   Name of Person Filing:

            Steven Becker and Adele Becker, co-personal representatives of the Estate of Isidore A. Becker (the "Estate")

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            Attn: Harvey Krauss, Esq., Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158-0125

Item 2(c)   Citizenship:

            Subject to the law of Florida

Item 2(d)   Title of Class of Securities:

            Common stock, par value $0.01 per share (the "Common Stock")

Item 2(e)   CUSIP Number:

            805691 10 2

Item 3.     Not applicable.

Item 4.     Ownership.

            (a) At the date of this Statement, the Estate was the beneficial owner of 3,832,243 shares of Spatialight Common Stock, and Steven Becker individually owned 115,000 shares of Spatialight Common Stock.

                  The filing of this Statement shall not be construed as an admission that any of the Estate, Steven Becker or Adele Becker is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the equity securities covered by this statement or that any of them is required to file this statement.

            (b) At the date of this Statement, the shares of Common Stock beneficially owned by the Estate represented approximately 14.3% of the total number of the issued and outstanding shares of Spatialight Common Stock. The shares of Common Stock that Steven Becker may be deemed to beneficially own represent approximately 14.7% of the total number of the issued and outstanding shares of Spatialight Common Stock.


                               Page 4 of 6 Pages

            (c) Steven Becker and Adele Becker, as co-personal representatives of The Estate are deemed to have the shared power to vote or to direct the vote of 3,832,243 shares of Common Stock and shared power to dispose or direct the disposition of 3,832,243 shares of Common Stock.

                  Steven Becker has the sole power to vote or to direct the vote of 115,000 shares of Common Stock and has sole power to dispose or direct the disposition of 115,000 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The deceased had an agreement with Argyle Capital Management, Inc. ("Argyle"), to pay to Argyle a performance based fee in an amount equal to 25% of the net profit or be reimbursed for any loss realized on Spatialight securities owned by the deceased. This obligation was discharged by the deceased with respect to 1,390,500 of the shares of Spatialight Common Stock beneficially owned by the Estate. With respect to 912,947 shares of Spatialight Common Stock owned by the Estate, it is entitled to sell such shares at its discretion to realize the sum of $1,790,000 for itself, and thereafter, after payment of a fee of 10% of any balance remaining in stock or cash (plus certain other securities of an unrelated issuer) for services, 75% of the balance thereafter will be retained by the Estate and 25% paid to Argyle. Of the 3,832,243 shares of Spatialight beneficially owned by the Estate, 1,368,000 are issuable upon conversion of notes issued by Spatialight; 25% of the profit or loss from the sale proceeds of the conversion shares are attributable to Argyle and the balance to the Estate. Interest is payable on the notes by the issuance of Spatialight Common Stock. Steven Becker has a beneficial interest in 115,000 additional shares of Spatialight Common Stock, as to which the Estate denies any beneficial interest.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


                               Page 5 of 6 Pages

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   March 6, 2003
                                        ----------------------------------------
                                                        (Date)

                                                /s/ Steven Becker
                                        ----------------------------------------
                                                      (Signature)

                                                     Steven Becker
                                          Co-Personal Representative of the
                                              Estate of Isidore A. Becker

                                                   March 6, 2003
                                        ----------------------------------------
                                                        (Date)

                                                 /s/ Adele Becker
                                        ----------------------------------------
                                                      (Signature)

                                                     Adele Becker
                                          Co-Personal Representative of the
                                              Estate of Isidore A. Becker


                               Page 6 of 6 Pages